UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2026

Commission File Number: 001-43391

SK hynix Inc.

(Translation of registrant’s name into English)

2091, Gyeongchung-daero

Bubal-eup, Icheon-si

Gyeonggi-do 17336, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

SK hynix Inc. (the “Company”) plans to hold a conference call for the 2026 2Q earnings results as follows:

1. Agenda

•	2026 2Q Earnings Results

•	Q&A Session

2. Date and Time

July 29, 2026 9:00 a.m. (Seoul Time)

3. Method

Conference Call

4. Participants

Investors and Press

5. Web-casting Audio Service

Real-time access to the call via webcast (in Korean and English simultaneously) and an archive of the call will be available on the Company’s Investor Relations website (https://www.skhynix.com g IR g Financial Information g Earnings Release). The materials for the Company’s conference call will be available on its Investor Relations website on July 29, 2026 (Seoul time).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK hynix Inc.
(Registrant)

By:	/s/ Seonghwan Park
(Signature)
Name: Seonghwan Park
Title: Head of Investor Relations

Date: July 15, 2026